Xinyuan Real Estate Co., Ltd. Announces UNAUDITED THIRD Quarter 2013 FINANCIAL RESULTS

-- 3Q13 Contract Sales Exceeds Previous Guidance by 16.0%--

--3Q13 Revenue Exceeds Previous Guidance by 12.0%--

--Raising 2013 Revenue, Contract Sales and Net Income Guidance Forecast--

BEIJING, China, November 8, 2013 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the third quarter of 2013.

Highlights for the Third Quarter 2013

•	Total third quarter revenues were US$240.7 million, a 21.3% increase from US$198.5 million recorded in the second quarter of 2013 and a 6.5% increase from US$226.1 million reported in the third quarter of 2012. Third quarter revenue exceeded the previous guidance of US$215.0 million by 12.0%.

•	Contract sales totaled US$243.7million, a 24.3% increase from US$196.0 million recorded in the second quarter of 2013 and a 6.0% increase from US$229.8 million recorded in the third quarter of 2012. Third quarter contract sales exceeded previous guidance of US$210.0 million by 16.0%.

•	Total gross floor area (“GFA”) sales were 151,900 square meters, a 3.2% increase from 147,200 square meters sold in the second quarter of 2013, and an 11.0% decrease from 170,700 square meters sold in the third quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 9.6% compared to 7.4% in the second quarter of 2013 and 6.6% in the third quarter of 2012.

•	Net income was US$28.7 million, a 27.2% decrease from US$39.4 million in the second quarter of 2013 and a 10.0% decrease from US$31.9million reported in the third quarter of 2012.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.39, compared to diluted net earnings per ADS of US$0.54 in the second quarter of 2013 and US$0.44 per ADS in the third quarter of 2012.

1

•	Cash and cash equivalents, including restricted cash, decreased by US$78.7 million from US$874.7 million as of June 30, 2013 to US$796.0 million as of September 30, 2013. Short and long term debt increased by US$4.9 million from US$510.7 million as of June 30, 2013 to US$515.6 million as of September 30, 2013.

•	Book value was US$11.55 per ADS, as of September 30, 2013.

•	The Board of Directors of the Company has approved the payment of a quarterly dividend of US$0.05 per ADS payable on November 29, 2013 to shareholders of record as of November 18, 2013.

Mr. Yong Zhang, Xinyuan's Chairman said, “The third quarter was exceptionally strong for Xinyuan as we exceeded our quarterly revenue and contract sales forecasts and came in at the high end of our range for our net income forecast. These results were driven by solid operational execution within our existing development projects, including two new projects launched in the third quarter, and aided by a robust housing market in the cities in which we operate.”

“The past few months have been an eventful period for Xinyuan. We’ve created a strong future revenue pipeline by adding five new projects to our development portfolio in the last two months alone. We also strengthened our management team through the addition of industry veterans Xinqi Wang as CEO and Kevin Wei as CFO. These talented and highly experienced executives will contribute significantly to Xinyuan’s operational and financial performance and help realize our full growth potential.”

“During the third quarter, we received an investment of US$108.6 million from TPG, one of the world’s leading private investment firms in the form of common equity and convertible debt. These investment proceeds will assist us in expanding our land portfolio and developing our internal infrastructure and operational capabilities to drive future growth. We look forward to a fruitful long term relationship with our new investor TPG”

“Our Board recently approved the third quarterly cash dividend payment for 2013 of $0.05 per ADS. As we go forward, we are excited by our expansion opportunities and continue to focus on increasing our growth and profit opportunities for our shareholders.”

2

Financial Results for the Third Quarter 2013

Contract Sales

Contract sales totaled US$243.7 million in the third quarter compared to US$196.0 million in the second quarter of 2013 and US$229.8 million in the third quarter of 2012. The Company’s GFA sales were 151,900 square meters in the third quarter of 2013 versus 147,200 square meters in the second quarter of 2013 and 170,700 square meters in the third quarter of 2012. The average selling price ("ASP") per square meter sold was RMB9,976 (US$1,604)in the third quarter of 2013 versus RMB8,312 (US$1,332) in the second quarter of 2013 and RMB8,505 (US$1,346) in the third quarter of 2012.

Two new projects became available for sale in the third quarter of 2013, namely Suzhou XIN City with 127,000 square meters and Zhengzhou XIN City with 186,000 square meters. Sales were brisk for both projects and they contributed approximately 40.1% of XIN’s GFA sales in the quarter.

Breakdown of GFA Sales and ASP’s by Project

	Q3 2012		Q2 2013		Q3 2013		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	19.6	10,303	18.6	9,269	12.9	10,767	1.9
Zhengzhou Century East A	-	-	27.2	10,451	13.7	10,708	4.5
Zhengzhou Century East B	30.8	8,355	3.9	15,030	7.9	14,058	3.2
Zhengzhou Xin City	-	-	-	-	31.6	9,587	154.3
Kunshan Intl City Garden	41.7	7,851	3.8	9,378	4.5	11,419	12.3
Suzhou Xin City	-	-	-	-	29.3	8,160	97.2
Jinan Xinyuan Splendid	43.6	7,956	91.0	7,062	48.5	10,021	159.7
Others	35.0	-	2.7	-	3.5	-	7.1
Total	170.7	8,505	147.2	8,312	151.9	9,976	440.2

Revenue

In the third quarter of 2013, the Company’s total revenue was US$240.7 million compared to US$198.5 million in the second quarter of 2013 and US$226.1 million in the third quarter of 2012.

Gross Profit

Gross profit for the third quarter of 2013 was US$78.5 million, or 32.6% of revenue, compared to a gross profit of US$69.9 million, or 35.2% of revenue, in the second quarter of 2013 and a gross profit of US$65.5 million, or 29.0% of revenue, in the third quarter of 2012.

The decrease of gross profit as a percentage of revenue compared to last quarter was largely due to favorable project completion settlements in the previous quarter that resulted in lower costs.

3

Selling, General and Administrative Expenses

SG&A expenses were US$23.0 million for the third quarter of 2013 compared to US$14.7 million for the second quarter of 2013 and US$14.9 million for the third quarter of 2012. As a percentage of total revenue, SG&A expenses were 9.6% compared to 7.4% in the second quarter of 2013 and 6.6% in the third quarter of 2012. The increase of SG&A expenses as a percentage of revenue compared to previous quarter was due to more employee hiring, performance and retention bonuses and higher promotional spending on our two new project launches.

Net Income

Net income for the third quarter of 2013 was US$28.7 million compared to US$39.4 million for the second quarter of 2013 and US$31.9 million for the same period in 2012. Net margin was 11.9%, compared to 19.8% in the second quarter of 2013 and 14.1% in the third quarter of 2012. Diluted earnings per ADS were US$0.39, compared to US$0.54 per ADS in the second quarter of 2013 and to US$0.44 per ADS in the same period in 2012.

Balance Sheet

As of September 30, 2013, the Company reported US$796.0 million in cash and cash equivalents (including restricted cash) compared to US$874.7 million as of June 30, 2013 as a result of substantial land purchases made in the quarter, which offset the net proceeds of the TPG investment transaction. Total debt outstanding was US$515.6 million, an increase of US$4.9 million compared to US$510.7 million at the end of the second quarter of 2013. The balance of the Company’s real estate property under development at the end of the third quarter was US$534.7 million compared to US$605.7 million at the end of the second quarter of 2013.

Project Status

Below is a summary table of projects that were active and available for sale in the third quarter of 2013.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	132.2	130.3	236.6	228.6	96.6%	84.0%
Zhengzhou Century East A	77.3	72.8	124.7	115.9	92.9%	88.0%
Zhengzhou Century East B	166.5	163.3	242.3	235.5	97.2%	94.6%
Kunshan Intl City Garden	497.9	485.6	602.3	580.9	96.5%	99.9%
Jinan Xinyuan Splendid	565.2	405.5	773.4	545.2	70.5%	78.9%
Suzhou Xin City	126.5	29.3	170.8	38.5	22.5%	15.5%
Zhengzhou Xin City	185.9	31.6	306.6	48.7	15.9%	12.3%
Others remaining GFA	7.1
Total active projects	1,758.6	1,318.4	2,456.7	1,793.3	73.0%	82.4%

4

As of September 30, 2013, the Company’s total sellable GFA was approximately 1,581,100 square meters for active projects and pre-revenue stage projects. Below is a summary of all our planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Xuzhou Colorful City	117.5	Q4 2013
Beijing Xindo Park	117.7	Q4 2013
Newly Acquired Kushan Land	284.0	Q4 2013
Newly Acquired Erqi Land	293.4	Q2 2014
Newly Acquired Suzhou Land	171.9	Q2 2014
Newly Acquired Xingyang Land	119.3
Newly Acquired New York Land	37.1
Total projects under planning	1,140.9
Total active projects	440.2
Total all Xinyuan projects	1,581.1

Fourth Quarter and Full Year 2013 Outlook

The Company expects fourth quarter contract sales to reach approximately US$310 to US$320 million. Fourth quarter revenue is expected to total US$255 to US$265 million while net income is projected at US$20 to US$30 million.

With the addition of several new projects to the Company’s active project list during the fourth quarter, the Company has raised its full year 2013 financial forecast.

Contract sales for the full year 2013 are now expected to reach US$930 to US$940 million. Revenue under the percentage of completion method is expected to reach US$860 to US$870 million, while net income is expected to exceed US$115 million for the year.

5

Conference Call Information

Xinyuan’s management will host an earnings conference call at 7:30 am ET on November 8, 2013 to discuss third quarter 2013 results. Listeners may access the call by dialing 1-719-325-2308. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through November 15, 2013 by dialing 1-858-384-5517, access code: 9179858.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, including Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. The Company’s U.S. development arm, XIN Development Group International, Inc. ("XIN") is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent we expand operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

6

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Kevin Wei

Chief Financial Officer

Tel: +86-10-8588-9278

Ms. Helen Zhang

Financial Controller

Tel: +86-10-8588-9255

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86-10-6583-7511

Email: William.zima@icrinc.com

7

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)

Total revenue	240,665	198,484	226,062

Total cost of revenue	(162,152)	(128,598)	(160,576)
Gross profit	78,513	69,886	65,486

Selling and distribution expenses	(5,633)	(2,860)	(5,220)
General and administrative expenses	(17,397)	(11,877)	(9,667)

Operating income	55,483	55,149	50,599

Interest income	4,085	2,877	2,827
Interest expense	(5,608)	(4,844)	-

Income from operations before income taxes	53,960	53,182	53,426

Income taxes	(25,212)	(13,820)	(21,498)

Net income	28,748	39,362	31,928

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	28,748	39,362	31,928

Earnings per ADS:
Basic	0.40	0.55	0.44
Diluted	0.39	0.54	0.44
ADS used in computation:
Basic	71,360	71,256	71,839
Diluted	73,480	72,242	72,076

8

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended

	September 30,	September 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	608,578	651,705

Cost of revenue	(404,512)	(459,502)
Gross profit	204,066	192,203

Selling expenses	(11,281)	(13,517)
General and administrative expenses	(38,848)	(29,134)

Operating income	153,937	149,552

Interest income	8,596	6,078
Interest expense	(10,450)	-

Income from operations before income taxes	152,083	155,630

Income taxes	(57,357)	(31,091)

Net income	94,726	124,539
Less: net income attributable to non-controlling interest	-	1,110

Net income attributable to shareholders	94,726	123,429

Earnings per ADS:
Basic	1.33	1.70
Diluted	1.31	1.70
ADS used in computation:
Basic	71,266	72,521
Diluted	72,344	72,750

9

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	562,019	635,800	496,205
Restricted cash	233,951	238,926	145,730
Accounts receivable	17,297	2,312	3,076
Other receivables	16,619	11,445	27,413
Other deposits and prepayments	404,389	231,289	105,427
Advances to suppliers	25,041	18,597	11,028
Real estate property held for sale	5,394	6,498	11,191
Real estate property development completed	34,214	4,780	3,158
Real estate property under development	534,688	605,673	722,819
Other current assets	198	-	295

Total current assets	1,833,810	1,755,320	1,526,342

Real estate properties held for lease, net	53,443	16,360	23,204
Property and equipment, net	45,560	1,850	1,576
Restricted deposit	11,418	11,362	11,169
Other long-term investment	249	247	242
Deferred tax asset	1,404	1,242	1,599
Deferred charges	4,878	4,834	-
Other assets	2,260	2,013	2,249

TOTAL ASSETS	1,953,022	1,793,228	1,566,381

10

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	184,763	171,677	241,894
Short-term bank loans and other debt	80,223	129,198	113,066
Customer deposits	92,578	78,636	50,201
Income tax payable	77,502	68,972	75,877
Deferred tax liabilities	40,857	33,029	13,612
Other payables and accrued liabilities	68,100	57,978	64,721
Payroll and welfare payable	7,872	7,500	9,663
Current portion of long-term bank loans and other debt	100,846	2,723	2,723
Current maturities of capital lease obligations	2,723	-	-

Total current liabilities	655,464	644,907	735,116

Non- current liabilities
Long-term bank loans	58,796	83,554	35,000
Other long term debt	275,761	200,000	-
Deferred tax liabilities	8,253	6,733	5,885
Unrecognized tax benefits	9,105	7,279	8,842
Capital lease obligations, net of current maturities	28,619	-	-
TOTAL LIABILITIES	1,035,998	942,473	784,843

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(3,086)	(19,434)	(13,667)
Additional paid-in capital	533,647	513,904	511,964
Statutory reserves	49,622	49,622	49,622
Retained earnings	336,826	306,648	233,604
TOTAL EQUITY	917,024	850,755	781,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,953,022	1,793,228	1,566,381

11